LETTERHEAD OF SBS TECHNOLOGIES, INC.
7401 Snaproll NE
Albuquerque, NM 87109
(505) 875-0600

September 9, 2005

VIA EDGAR AND OVERNIGHT COURIER

Ms. Kathleen Collins
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4-6
450 Fifth Street, N.W.
Washington, DC 20549-0406

RE: SBS Technologies, Inc.
Form 10-K for the fiscal year ended June 30, 2004; and Form 10-Q for the fiscal quarter ended March 31, 2005
File No. 001-10981

Dear Ms. Collins:

We have reviewed your comment letter dated September 8, 2005, sent to SBS Technologies, Inc. ("SBS" or the "Company") with respect to your review of SBS' Form 10-K for the fiscal year ended June 30, 2004 filed on September 13, 2004, and SBS' Form 10-Q for the fiscal quarter ended March 31, 2005 filed on May 10, 2005.

Our response to the comment set forth in your comment letter is included below. For your convenience, the comment has been stated below, in bold, with our response set out immediately under the comment.

  Staff Comment: We note your response to our previous comment no. 1 where you indicate that the Company reconsidered all of your intangible assets and determined that your capitalized license agreements would fall under the guidance of SFAS 86. It is not clear, however, how the Company concluded that the amortization expense applicable to the core-developed technology intangible should also not be included in cost of goods sold. Is this technology used in the embedded computer products that you sell? If so, please explain the basis for your conclusions.

Company Response: In response to your comment, during our review of our intangible assets, we did not consider the amortization of completed technology assets recorded in connection with prior business combination transactions to be analogous to the requirements of SFAS 86 related to capitalized software costs. In addition, we did not believe that the classification of amortization expense related to intangible assets acquired in prior business combinations as a component of cost of sales was necessary. This was based on our review of the requirements of Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," both of which superceded APB Opinion No. 16, which do not specify the appropriate classification for amortization of acquisition related intangible assets. Furthermore, we believed that our consolidated financial statements provide prominent and transparent disclosure of our accounting for acquired intangible assets, including completed technology, as a result of the presentation of intangible asset amortization as a component of costs of operations on a separate line in our consolidated statements of operations.

Based on your comment and a cursory review of other public company financial statements, it is our understanding that generally accepted practice related to the classification of amortization expense of acquired intangible assets is not consistent. However, as discussed with you, to enhance the overall disclosure in our filings we will change the classification of amortization expense associated with completed technology, together with the amortization of license agreements as noted in our response dated July 12, 2005, to a separate component of cost of sales. Based on our discussions, we will change the classification of amortization expense on a prospective basis, for all years presented, in our Form 10-K for the fiscal year ended June 30, 2005 to be filed on or about September 13, 2005.

If you have any questions with regard to these responses, need further supplemental information or would like to discuss any of the matters covered in this letter, please contact the undersigned at (505) 875-0600.

Very truly yours,

/S/ Clarence W. Peckham

Clarence W. Peckham
Chief Executive Officer

cc: James E. Dixon (SBS, Executive VP, Chief Financial Officer)
Bruce Castle (SBS, VP General Counsel)